EXHIBIT 99.1

 PRESS RELEASE

November 19, 2021

Patria’s Extraordinary General Meeting of Shareholders

Patria Investments Limited or the “Company”’ (NASDAQ:PAX) held an Extraordinary General Meeting of Shareholders (EGM) on November 16, 2021 at 8:30 a.m. (Cayman Islands time) (the “Meeting”) at the Company’s offices in 18 Forum Lane, 3rd Floor, Camana Bay, Grand Cayman, Cayman Islands as well as through via live audio webcast. Shareholders of record at the close of business on November 1, 2021, Eastern time (the “Record Date”) were entitled to attend and vote on the proposals set forth in the written notice of the meeting distributed on November 5, 2021 to all our shareholders of record as of the Record Date. The results of the vote are as follows:

Business Combination Transactions

The business combination (the “Business Combination”) of the Company and Moneda Asset Management SpA (“Moneda”), including (i) the statutory merger between the Company and a holding company incorporated in the Cayman Islands with limited liability, that holds substantially all of the assets, liabilities and businesses of Moneda outside of Chile (the “Merging Company”), whereby the Company will be the surviving company, such that all of the property, rights, privileges, powers and franchises of the Company and the Merging Company shall vest in the surviving company pursuant to the provisions of the Companies Act (As Revised) of the Cayman Islands, and (ii) the acquisition by Patria Investments LATAM S.A. (“PILatam”) of all of the outstanding shares of Moneda, which will hold, immediately prior to the closing of the Business Combination (the “Closing”), substantially all of Moneda’s assets, liabilities and businesses in Chile; was approved and adopted as a special resolution in all respects.

Plan of Merger

The plan of merger between the Company and the Merging Company (the “Plan of Merger”) and the authorization of the Company to enter into the Plan of Merger as well as the authorization of any director of the Company to execute the same on behalf of the Company, was approved as a special resolution.

Election of Mr. Pablo Echeverria as a Director

The shareholders approved, subject to and upon the Closing, the election of Mr. Pablo Echeverría Benítez as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Articles of Association.

Shares and votes

Only holders of record of the Company’s Class A Shares, with a par value of US$0.0001 per share, and holders of record of the Company’s Class B Shares, with a par value of US$0.0001 per share, in each case as of the close of business on the Record Date were entitled to attend and vote at the Meeting. As of the close of business on the Record Date, there were in total 54,247,500 Class A Shares and 81,900,000 Class B Shares. American Stock Transfer & Trust Company, LLC acted as inspector of election and advised there were holders present for quorum purposes representing 97.71 % of the Company’s voting power, and which constituted a quorum for the transaction of business.

FOR FURTHER INFORMATION:

Patria files annual reports with the SEC and furnishes current reports and other information to the SEC. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330.

Patria’s SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov. In addition, Patria’s filings with the SEC are also available for free to the public on Patria’s website, www.patria.com. Information contained on Patria’s website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

Contact

Josh Wood t +1 917 769 1611 josh.wood@patria.com	Andre Medina t +1 345 640 4904 andre.medina@patria.com

About Patria

Patria is a leading investment firm in Latin America’s growing private markets, with over 30 years of history, combined assets under management of US$15.1 billion, and a global presence with 10 offices across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its flagship Private Equity and Infrastructure products, as well as its Country-specific products including Real Estate, Credit and Listed Equities. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for the society. Further information is available at https://www.patria.com/